

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 9, 2007

<u>via U.S. mail and facsimile</u>

Mr. David F. Myers, Jr.
Chief Financial Officer
Safety Products Holdings, Inc.
2001 Spring Road, Suite 425
Oak Brook, Illinois 60523

   RE: Form 10-K for the fiscal year ended December 31, 2006
     Form 10-Q for the period ended June 30, 2007
      File No. 333-127781

Dear Mr. Myers:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief